111 Speen Street, Suite 410
Framingham, MA 01701
P: 508 661 2200
F: 508 661 2201
ameresco.com
November 5, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Terence O’Brien, Branch Chief

Re:	Ameresco, Inc.
Form 10-K
Filed March 6, 2015
File No. 1-34811
Ladies and Gentlemen:
This letter is in response to the letter dated October 9, 2015 (the “Comment Letter”) from Terence O'Brien, Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), to John R. Granara, III, the Chief Financial Officer of Ameresco, Inc. (“we,” the “Company” or “Ameresco”). For convenient reference, we have set forth below in italics the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the heading used in the Comment Letter.
Form 10-K for the year ended December 31, 2014
Management’s Discussion and Analysis, page 23
Results of Operations, page 35

1.
We note from page 71 that Energy efficiency preferences has had an increasingly downward impact on your effective tax rate, causing it to go from 25.4% in 2012, to 12.4% in 2013, to (65.1)% in 2014. The disclosure on page 37 regarding the effects of investment tax credits, production tax credits, and deductions permitted under Section 179D of the Code does not enable a reader to sufficiently understand why these items had those specific effects on the effective tax rate from year to year. Please explain. Since this item has a material impact on the tax provision/benefit and therefore net income, please tell us and disclose whether this apparent trend is expected to continue and to what extent. Refer to Item 303(a)(3)(ii) of Regulation S-K. In this regard, you did not state what the expected impact would be for 2015. Further, if the impact of these Energy efficiency preferences are recurring, the MD&A disclosures in the March 31, 2015 and June 30, 2015 Forms 10-Q do not explain why the estimated annual effective tax rates applied for the 2015 periods are so much higher compared to the 2014 periods. Please address.

Response:
Section 179D of the Internal Revenue Code (the “Code”), allows for tax deductions (the “179D deductions”) for qualifying energy efficiency measures installed in commercial and municipal buildings. Sections 45 and 48 of the Code also allows for renewable energy tax credits for the development and deployment of renewable energy technologies, including production tax credits

Securities and Exchange Commission
November 5, 2015

(“PTC”), which are based on the electrical output of grid-connected renewable energy facilities and investment tax credits (“ITC”), which are based on capital investment in renewable energy projects. These deductions and credits are available to be utilized in the tax year in which the energy efficiency measures are completed or the renewable energy technologies are developed and deployed, in the case of 179D deductions and ITC, respectively, or over the subsequent 10-years from when the renewable energy technologies are developed and deployed, in the case of PTC. The effect of these tax preferences on the Company’s effective tax rate varies from year to year depending on the mix of projects the Company completes, as well as the Company’s income before tax, in any given year.
As noted, in thousands, on page 71 of the Company’s Form 10-K for the year ended December 31, 2014 (the “Form 10-K”), energy efficiency preferences totaled $7,033, or a benefit of 28.6% on the Company’s effective tax rate, when taken as percentage of the Company’s income before income tax of $24,607 for the year ended December 31, 2012. Energy efficiency preferences totaled $3,280, or a benefit of 118.9% on the Company’s effective tax rate, when taken as percentage of the Company’s income before income tax of $2,759 for the year ended December 31, 2013. Energy efficiency preferences totaled $9,517, or a benefit of 151.3% on the Company’s effective tax rate, when taken as percentage of the Company’s income before income tax of $6,292 for the year ended December 31, 2014. The combined impact of the available tax preferences taken, and the Company’s income before income tax, directly affects the Company’s effective tax rate from year to year.
Under the Code, the Company may elect to utilize ITC in lieu of PTC with respect to its qualifying renewable energy facilities. In recent years, the Company generally elected to utilize ITC, the impact of which fluctuates based on the amount of capital investments in renewable energy projects placed into service during the applicable calendar year. During the year ended December 31, 2014, the Company placed into service a greater amount of qualified capital investments as compared to the year ended December 31, 2013, which resulted in a greater amount of ITC taken in 2014 as compared to 2013. As the qualified capital investments in renewable energy projects placed in service in 2015 is less than the amount placed into service in 2014, the amount of ITC available to the Company will correspondingly decrease.
The 179D deductions are another significant component of the Company’s energy efficiency tax preferences. The amount of 179D deductions to which the Company is entitled varies based on the qualifying energy efficiency measures completed during the year. There were a significant number of qualifying energy efficiency measures completed during the year ended December 31, 2012 which resulted in a higher deduction during the year ended 2012 as compared to the subsequent periods reported in the Form 10-K. The provision for the 179D deductions expired as of December 31, 2014 and, therefore, the Company’s calculation of its effective tax rate for 2015 does not reflect any such deductions.
As the Company disclosed on page 9 of the Form 10-K, its provision for income taxes is subject to volatility and may be adversely affected by changes in tax laws or regulations, particularly changes in tax incentives in support of energy efficiency. The Company also included the following disclosure on page 33 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with Commission on November 5, 2015 (the “Form 10-Q”), and will include similar disclosure in future filings:
“The investment tax credits to which we are entitled fluctuate from year to year based on the cost of the renewable energy plants that we place or expect to place in service in that year. In addition, the tax deduction under Internal Revenue Code Section 179D expired as of December 31, 2014 and, therefore, there are no 179D deductions reflected within our tax rate for any of our 2015 periods. If the provision for the 179D deduction is extended, the amount of the deduction to which we would be entitled would vary in accordance with the number of qualifying projects completed during the year and any impact on our effective tax rate would further depend on the magnitude of the available deduction.”

Securities and Exchange Commission
November 5, 2015

2.
We also note from page 70 the Energy efficiency deferred tax asset. Please clarify what this deferred tax asset represents. Since th is item is nearly half of your gross deferred tax assets, please disclose how you expect to realize this amount and how long you believe it will take. Discuss any Limitations on such realization, including expiration dates, regulatory actions, etc.

Response:
The Company’s energy efficiency deferred tax asset is comprised of (i) previously generated PTC and ITC that it expects to utilize as credits in future periods against taxable income and (ii) tax benefit related to 179D deductions, where the qualifying project was placed in service prior to the December 31, 2014 expiration date, but the deduction against taxable income has not yet been claimed by the Company.

The Company can carry forward the tax attributes related to the PTC, ITC and 179D deductions for 20 years and the earliest expiration date for such credits or benefit, as the case may be, reflected in the deferred tax asset is 2032. We expect to utilize these credits before their expiration to offset taxable income.
The Company will disclose, in future Annual Reports on Form 10-K, how it expects to realize such energy efficiency deferred tax asset amounts, how long it believes it will take to realize these amounts and any limitations on such realization.

3.
We note the critical accounting policy related to the impairment of goodwill and intangible assets beginning on page 29, including the $1.0 million goodwill impairment charge recorded in the Canada segment during fiscal 2012. We also note that Canada has not been profitable in at least the last three years, and to date in 2015, is experiencing difficulty with one project for which you have fully reserved for losses relating thereto, according to the CEO in his opening remarks of the first quarter 2015 earnings call transcript. Please quantify the loss you have recorded related to this project so a reader can understand the impact on your financial statements. Please also discuss any potential events and/or circumstances that could have a negative effect on the recoverability of goodwill attributable to this segment. Should you determine that any reporting unit has a fair value that is not substantially in excess of carrying value, disclose the following:

•	The identity of the reporting unit.

•	A description of the assumptions that drive the estimated fair value.

•
A discuss ion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discuss ion of these assumptions.

Please refer to ltem 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:	The Company has revised its disclosure on page 35 of the Form 10-Q as follows, to quantify the impact related to this project so a reader can understand the impact on our financial statements:
“The increase in the loss before taxes was primarily due to the cost budget revisions, which resulted in a $2.0 million loss, together with a $1.1 million reserve for potential future losses, on the significant project described above and an unfavorable mix of lower margin projects.”
The Company most recently performed the goodwill impairment test in accordance with ASC 350 on December 31, 2014, at which time it determined that the fair value for all of its reporting units was substantially in excess of carrying value. As disclosed at page 11 of the Form 10-Q, the Company regularly monitors its business units, including Canada, for triggering events such as a significant under-performance relative to plan or long-term projections, significant changes in business strategy, significant negative industry or economic trends or a significant decline in the base price of the Company’s publicly traded stock for a sustained period of time.

Securities and Exchange Commission
November 5, 2015

As you requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing discussed in the Comment Letter (the “filing”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or request additional information, please do not hesitate to contact the undersigned at (508) 661-2215.
Sincerely,
/s/ John R. Granara, III
John R. Granara, III
Vice President and Chief Financial Officer